SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AbbVie Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

00287Y109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Laura J. Schumacher, Esq.
Executive Vice President, External Affairs, General Counsel and Corporate Secretary

AbbVie Inc.

1 N. Waukegan Road

North Chicago, Illinois 60064-6400

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David K. Lam, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A*	N/A*

*                       A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☒                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      Third-party tender offer subject to Rule 14d-1.

☒     Issuer tender offer subject to Rule 13e-4.

☐      Going-private transaction subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only, is not a recommendation to buy or sell shares of AbbVie common stock, and does not constitute an offer to buy or the solicitation to sell shares of AbbVie common stock.  The tender offer described in this communication has not yet commenced, and there can be no assurances that AbbVie will commence the tender offer on the terms described in this communication or at all.  The tender offer will be made only pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials that AbbVie expects to file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer.  STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  If and when the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and other documents) that AbbVie will be filing with the SEC at the SEC’s website at www.sec.gov.  Additional copies of these materials may be obtained for free by contacting AbbVie at 1 North Waukegan Road, North Chicago, IL 60064, Attn: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, AbbVie files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  AbbVie’s filings with the SEC are also available at the SEC’s website at www.sec.gov.

Item 12.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Excerpts from Earnings Call Transcript, dated April 26, 2018.

2